Morgan Stanley Institutional Fund, Inc.

522 Fifth Avenue

New York, NY 10036

October 17, 2008

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:	Larry Greene, Division of Investment Management
Mail Stop 0505

Re:	Morgan Stanley Institutional Fund, Inc.
(File No. 033-23166)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Institutional Fund, Inc. (the “Fund”) relating to Class P shares of the International Small Cap Portfolio (the “Portfolio”) filed with the Securities and Exchange Commission (the “SEC”) on August 19, 2008.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 78 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about October 17, 2008.

Comment 1.	Please file a letter responding to these comments from the Staff of the SEC that incorporates the “Tandy” information via EDGAR.

Response 1.  This SEC response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

Comment 2.

Consistent with the Staff’s position regarding funds with “International” in their name, please confirm that the Portfolio invests in the securities of issuers located in a significant number of countries throughout the world.

Response 2.  We confirm that the Portfolio is invested in the securities of issuers located in multiple countries throughout the world.

Comment 3.	Please discuss what types of equity securities are referred to in the “Process” section.

Response 3.  There is no limitation on the types of equity securities in which the Portfolio may invest.

Comment 4.	Please confirm that the use of “International” in the Portfolio’s name complies with Rule 35d-1.

Response 4.  The use of “International” in the Portfolio’s name complies with Rule 35d-1.  The Portfolio has a policy to invest, under normal circumstances, at least 80% of its assets in equity securities of non-U.S. small cap companies.  We note that the Adopting Release for Rule 35d-1 states that the term “international” connotes diversification among investments in a number of different countries throughout the world, and that the use of “international” in a fund name is not subject to Rule 35d-1.

Comment 5.	Please provide a list of derivatives in which the Portfolio can invest that may be counted towards the Portfolio’s 80% investment policy.

Response 5.  A list of derivatives in which the Portfolio can invest that may be counted towards the Portfolio’s 80% policy is currently included in the section entitled “Additional Risk Factors and Information—Derivatives and Other Investments.”

Comment 6.	Please confirm that, to the extent that the market capitalization limit noted in the Portfolio’s prospectus changes, shareholders will be notified.

Response 6.  To the extent that the market capitalization limit noted in the Portfolio’s prospectus changes, the Portfolio’s prospectus will be revised to inform shareholders of such change.

Comment 7.

Please confirm that the Portfolio’s principal investment strategies are disclosed in the “Approach” and “Process” sections, in accordance with Item 2(b) of Form N-1A, and consider adding disclosure to clarify accordingly.

Response 7.  The Portfolio’s principal investment strategies are set forth in the “Approach” and “Process” sections of the Prospectus, in accordance with Item 2(b) of Form N-1A.

Comment 8.	Consider moving the fees and expenses footnotes to after the Example.

Response 8.  We respectfully acknowledge the comment, but believe the current placement of the footnotes is appropriate.  The footnotes refer to the Annual Fund Operating Expenses and although arguably the Annual Fund Operating Expenses and the Example constitute the “Fee Table,” we believe that to move the footnotes to below the Example would diminish the impact of the information and could result in a shareholder being unable to locate the footnotes.

Comment 9.	Please confirm that the footnotes to the Fee Table are consistent with SEC requirements regarding font size.

Response 9.  The footnotes to the Fee Table are consistent with SEC requirements regarding font size.

Comment 10.	Confirm supplementally that there is no provision for the recoupment or recapture of fees that have been waived.

Response 10.  The Adviser may not recoup or recapture waived fees.

Comment 11.	Please confirm that you are complying with the SEC release regarding investments in other investment companies.

Response 11.  The Portfolio’s investment in other investment companies is minimal and, therefore, does not require the disclosure referred to in the SEC release regarding investments in other investment companies.

Comment 12.	Please include the 5- and 10-year period examples consistent with Form N-1A.

Response 12.  The disclosure has been revised accordingly.

Comment 13.	Please disclose what instruments underlie the derivatives in which the Portfolio may invest.

Response 13.  The requested disclosure is included in the Portfolio’s Statement of Additional Information (“SAI”) under the section titled “Derivatives.”

Comment 14.	Please add appropriate disclosure to the extent that the Portfolio may invest in credit default swaps.

Response 14.  The Portfolio may not invest in credit default swaps.

Comment 15.	Please disclose whether the Portfolio’s investments in other investment companies may include hedge funds.

Response 15.  The disclosure has been revised accordingly.

Comment 16.

Please consider adding disclosure, if appropriate, to the section describing specialized ownership vehicles to the extent that investing in such vehicles is subject to heightened risks due to current market conditions.

Response 16.  We respectfully acknowledge the comment, but believe that the current disclosure is appropriate.

Comment 17.	Please supplementally explain the Portfolio’s policy regarding temporary borrowings.

Response 17.  The Portfolio may borrow from banks for extraordinary or emergency purposes in an amount up to 10% of its total assets.  As stated in the Portfolio’s SAI, this may occur, for example, in a situation where the Portfolio must meet shareholder redemptions and the Adviser believes that it would not be in the best interests of the Portfolio to liquidate portfolio holdings.

Comment 18.	Please confirm that the Fund’s concentration policy set forth under Investment Limitation (8) complies with the Staff’s position that a concentration policy applies to investments of 25% or more.

Response 18.  Although the Fund’s concentration policy set forth under Investment Limitation (8) refers to investments of more than 25% …”, the Fund complies with the Staff’s position that a concentration policy applies to investments of 25% or more.

Comment 19.

The discussion of discretionary compensation under the section titled “Fund Management” describes discretionary compensation that the portfolio managers “may” receive. Please confirm that a portfolio manager received the type of discretionary compensation described in the last year.

Response 19.  The portfolio managers did not necessarily receive each type of discretionary compensation in the last year.  SEC Release 2004-89 requires that the SAI include disclosure regarding the structure of, and the method used to determine, the compensation of its portfolio managers.  The Release notes that the purpose of this disclosure is to help investors better understand a portfolio manager’s incentives in managing a fund and shed light on possible conflicts of interest that could arise when a portfolio manager manages other accounts.  Therefore, in order to achieve this purpose, the disclosure, in our view, should include all possible forms of compensation that are available to the portfolio manager in connection with managing the Portfolio and other accounts.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6980.  Thank you.

Best regards,

/s/ Daniel Burton

Daniel Burton